UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

(Rule 13e-4)

TENDER OFFER STATEMENT PURSUANT TO SECTION 14(D)(1) OR 13(E)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

Barings Private Equity Opportunities and Commitments Fund

(Name of Issuer)

Barings Private Equity Opportunities and Commitments Fund

(Name of Person(s) Filing Statement)

Class 1 Shares

(Title of Class of Securities)

N/A

(CUSIP Number of class of securities)

Class 2 Shares

(Title of Class of Securities)

N/A

(CUSIP Number of class of securities)

Class 3 Shares

(Title of Class of Securities)

N/A

(CUSIP Number of class of securities)

Class 4 Shares

(Title of Class of Securities)

N/A

(CUSIP Number of class of securities)

Ashlee Steinnerd

Secretary

Barings Private Equity Opportunities and Commitments Fund

300 South Tryon Street, Suite 2500

Charlotte, North Carolina 28202

(704) 805-7200

(Name, Address and Telephone No. of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

With copies to:

Brian M. McCabe

Ropes & Gray LLP

800 Boylston Street

Boston, Massachusetts 02199

February 14, 2023

(Date Tender Offer First Published, Sent or Given to Security Holders)

☐	Check the box if the filing relates solely to preliminary communications made before commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

Item 1. Summary Term Sheet.

Reference is made to the Summary Term Sheet of the Offer to Repurchase (as defined below) that is attached as Exhibit (a)(1)(ii) and is hereby incorporated by reference.

Item 2. Subject Company Information.

(a)	The name of the issuer is Barings Private Equity Opportunities and Commitments Fund (the “Fund”). The Fund is registered under the Investment Company Act of 1940, as amended (the “1940 Act”), as a closed-end, non-diversified management investment company. It is organized as a Delaware statutory trust. The principal office of the Fund is located at 300 South Tryon Street, Suite 2500, Charlotte, North Carolina 28202 and the telephone number is (704) 805-7200.

(b)	The title of the securities that are the subject of the offer to repurchase and the related Letter of Transmittal (“Offer to Repurchase” and the tender offer made thereby, the “Offer”) are shares of beneficial interest (“Shares”). The Fund offers four classes of Shares: Class 1 Shares, Class 2 Shares, Class 3 Shares and Class 4 Shares. As of the close of business on December 31, 2022, there were approximately 10,350,808 Shares outstanding, comprised of 10,350,808 Class 1 Shares. Subject to the conditions set forth in the Offer to Repurchase, the Fund will repurchase up to 517,540 Shares that are tendered by holders of the Fund’s Shares (“Shareholders”) and not withdrawn as described in the Offer to Repurchase (the “Offer Amount”). The Shares subject to the Offer represent approximately 5% of the Fund’s Shares outstanding as of December 31, 2022.

(c)	Shares are not traded in any market, and any transfer thereof is strictly limited by the terms of the Fund’s Second Amended and Restated Agreement and Declaration of Trust dated December 16, 2022, as it may be further amended from time to time (the “Agreement and Declaration of Trust”).

Item 3. Identity and Background of Filing Person.

(a)	The Fund is tendering for its own Shares. The information required by this Item is set forth in Item 2(a) above. Barings LLC (“Barings” or the “Adviser”) serves as the investment adviser for the Fund. Barings is located at 300 South Tryon Street, Suite 2500, Charlotte, North Carolina 28202 and its telephone number is (704) 805-7200. The members of the Fund’s Board of Trustees (the “Board”) are Thomas W. Okel, Mark F. Mulhern, Jill Olmstead and Jill Dinerman (each, a “Trustee”). The officers of the Fund are Mina Nazemi, James Cochrane, Elizabeth Murray, Matt Curtis, Jill Dinerman, Christopher DeFrancis, Ashlee Steinnerd and Alexandra Pacini (each, an “Officer”). The Trustees and Officers may be reached at the Fund’s business address and phone number set forth in Item 2(a) above.

(b)-(c)	Not applicable.

Item 4. Terms of the Transaction.

(a)(1)	(i)	Subject to the conditions set forth in the Offer to Repurchase, the Fund will repurchase up to 517,540 Class 1 Shares that are tendered by Shareholders by 11:59 p.m., Eastern Time, on March 29, 2023 and not withdrawn as described in Item 4(a)(1)(vi).
(ii)

The purchase price of a Share tendered will be its net asset value as of the close of business on March 31, 2023 or a later date determined by the Fund if the Offer is extended (in each case, the “Valuation Date”), upon the terms and subject to the conditions set forth in the Offer to Repurchase. Reference is made to the Cover Page, Section 2 (“Offer to Repurchase and Price”) and Section 6 (“Purchases and Payment”) of the Offer to Repurchase, which are incorporated herein by reference.

Each Shareholder that tenders Shares that are accepted for purchase will be sent a letter (the “Acceptance Letter”) notifying the Shareholder that the Fund has received and accepted their tender.

Such Shareholder will be issued payment in cash or a non-interest bearing debt obligation, which may or may not be certificated, entitling the Shareholder to receive an initial amount equal to at least 95% of the value of the Shareholder’s Shares accepted for purchase by the Fund determined as of the Valuation Date. The balance of the purchase amount will be paid to the Shareholder promptly after completion of the Fund’s next annual audit according to the terms of the Offer to Repurchase. The form of the Acceptance Letter is attached as Exhibit (a)(1)(iv) and incorporated herein by reference.

(iii)

The Offer is scheduled to expire on March 29, 2023, unless extended. Reference is made to the Cover Page, Summary Term Sheet, Section 2 (“Offer to Repurchase and Price”) and Section 5 (“Withdrawal Rights”) of the Offer to Repurchase, which are incorporated herein by reference.

	(iv)	Not applicable.
	(v)	Reference is made to the Cover Page, Summary Term Sheet and Section 7 (“Certain Conditions of the Offer”) of the Offer to Repurchase, which are incorporated herein by reference.
	(vi)	Reference is made to Section 5 (“Withdrawal Rights”) of the Offer to Repurchase, which is incorporated herein by reference.
(vii)

Reference is made to the Cover Page, Section 4 (“Procedure for Tenders”) and Section 5 (“Withdrawal Rights”) of the Offer to Repurchase, which are incorporated herein by reference. Note that certain Shareholders may be required to deliver their Letter of Transmittal to their financial advisor (instead of directly to Barings Private Equity Opportunities and Commitments Fund). All Shareholders tendering Shares should carefully review their Letter of Transmittal and follow the delivery instructions therein.

	(viii)	Reference is made to Section 4 (“Procedure for Tenders”) and Section 6 (“Purchases and Payment”) of the Offer to Repurchase, which are incorporated herein by reference.
	(ix)	Reference is made to the Cover Page, Section 3 (“Amount of Tender”) and Section 6 (“Purchases and Payment”) of the Offer to Repurchase, which are incorporated herein by reference.
	(x)	Reference is made to Section 2 (“Offer to Repurchase and Price”), which is incorporated herein by reference.
	(xi)	Not applicable.
	(xii)	Reference is made to Section 9 (“Certain U.S. Federal Income Tax Consequences”) of the Offer to Repurchase, which is incorporated herein by reference.
(a)(2)		Not applicable.
(b)		Any Shares to be purchased from any Officer, Trustee or affiliate of the Fund will be on the same terms and conditions as any other purchase of Shares. To the Fund’s knowledge, none of the Officers, Trustees, or affiliates of the Fund intend to tender Shares in the Offer.

Item 5. Past Contracts, Transactions, Negotiations and Agreements With Respect to the Issuer’s Securities.

(a)-(d)	Not applicable.

(e)	The Fund’s Prospectus, dated December 16, 2022 and as amended and/or supplemented from time to time (“Prospectus”), provides that the Board has the discretion to determine whether the Fund will purchase Shares from Shareholders from time to time pursuant to written tenders. Barings expects that it will recommend to the Board that the Fund purchase Shares from Shareholders quarterly. However, the Fund is not required to conduct tender offers. The Fund does not know of any other contract, agreement, arrangement, understanding or relationship, whether contingent or otherwise or whether or not legally enforceable, between the Fund, any of the Fund’s executive Officers or Trustees, any person controlling the Fund, or any executive officer or director of any corporation ultimately in control of the Fund and any person with respect to any securities of the Fund (including any contract, agreement, arrangement, understanding or relationship concerning the transfer or the voting of any such securities, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss, or the giving or withholding of proxies, consents or authorizations).

Item 6. Purposes Of This Tender Offer And Plans Or Proposals.

(a)-(b)	Reference is made to Section 1 (“Background and Purpose of the Offer”) of the Offer to Repurchase, which is incorporated herein by reference.

(c)	Reference is made to Section 8 (“Certain Information About the Fund”) of the Offer to Repurchase, which is incorporated herein by reference. Because Shares are not traded in any market, subsections (6), (7), and (8) of Regulation M-A ss. 229.1006(c) are not applicable to the Fund.

Item 7. Source and Amount of Funds or Other Consideration.

(a)-(b)	Reference is made to Section 6 (“Purchases and Payment”) of the Offer to Repurchase, which is incorporated herein by reference.

(d)	Reference is made to Section 6 (“Purchases and Payment”) of the Offer to Repurchase, which is incorporated herein by reference.

Item 8. Interest in Securities of the Issuer.

(a)	Based on the number of Shares outstanding as of December 31, 2022, the following person owns the number of Shares indicated in the below table. The Trustees and Officers do not have any beneficial ownership of the Fund as of December 31, 2022.

Class 1 Shares

Person	Shares	Percentage of the Class’ Outstanding Shares
Massachusetts Mutual Life Insurance Company	10,350,808	100%

Massachusetts Mutual Life Insurance Company, an affiliate of the Adviser, does not intend to tender any of its Shares in the Offer. The address for Massachusetts Mutual Life Insurance Company is 1295 State Street, Springfield, MA 01111-0001.

(b)	Reference is made to Section 8 (“Certain Information About the Fund”) of the Offer to Repurchase, which is incorporated herein by reference. Other than the issuance of Shares by the Fund in the ordinary course of business, there have been no transactions in the Fund’s Shares effected during the past 60 days by the Fund, Barings, Barings International Investment Limited, the Fund’s subadviser (the “Subadviser”) or any Trustee or Officer of the Fund, or any person controlling the Fund, Barings, or the Subadviser.

Item 9. Persons/Assets Retained, Employed, Compensated or Used.

(a)	No persons have been employed, retained or are to be compensated by the Fund to make solicitations or recommendations in connection with the Offer to Repurchase.

Item 10. Financial Statements.

(a)	The audited annual financial statements of the Fund dated March 31, 2022 and the schedule of investments of the Fund dated March 31, 2022, both filed with the SEC on EDGAR on Form N-CSR on June 2, 2022, are incorporated by reference. The Fund will prepare and transmit to Shareholders unaudited semi-annual and audited annual financial statements of the Fund and the schedule of investments of the Fund within 60 days after the close of the period for which the report is being made, or as otherwise required by the 1940 Act or the rules thereunder.

(b)	Not applicable.

Item 11. Additional Information.

(a)	(1)	None.
	(2)	None.
	(3)	Not applicable.
	(4)	None.
	(5)	None.

(c)	The Offer to Repurchase, attached hereto as Exhibit (a)(1)(ii), is incorporated herein by reference in its entirety.

Item 12. Exhibits.

(a)(1)	(i)	Cover Letter to Offer to Repurchase and Letter of Transmittal.
	(ii)	Offer to Repurchase.
	(iii)	Form of Letter of Transmittal.
	(iv)	Form of Letter from the Fund to Shareholders in Connection with the Fund’s Acceptance of Shares.
	(v)	Form of Notice of Withdrawal of Tender.
(a)(2)-(4)		Not applicable.
(a)(5)		None.
(b)		None.
(d)		None.
(g)		Not applicable.
(h)		Not applicable.

Filing Fees – Calculation of Filing Fee Tables

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

BARINGS PRIVATE EQUITY OPPORTUNITIES AND COMMITMENTS FUND

By:	/s/ James Cochrane
Name:	James Cochrane
Title:	Chief Financial Officer

Dated: February 14, 2023

EXHIBIT INDEX

Exhibit
(a)(1)	(i)	Cover Letter to Offer to Repurchase and Letter of Transmittal.
	(ii)	Offer to Repurchase.
	(iii)	Form of Letter of Transmittal.
	(iv)	Form of Letter from the Fund to Shareholders in Connection with the Fund’s Acceptance of Shares.
	(v)	Form of Notice of Withdrawal of Tender.

Filing Fees – Calculation of Filing Fee Tables